UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM CB

(Amendment No. 5)

____________________

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer)

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

____________________

Omega Geração S.A.

(Name of Subject Company)

____________________

Omega Generation Company

(Translation of Subject Company’s Name into English (if applicable))

____________________

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

____________________

Omega Geração S.A.

(Name of Person(s) Furnishing Form)

____________________

Common Shares

(Title of Class of Subject Securities)

____________________

N/A

(CUSIP Number of Class of Securities (if applicable)

____________________

Andrea Sztajn

Chief Financial Officer and Investor Relations Officer

Rua Elvira Ferraz, No. 68, Floor 12, Buildings 123 e 124, Vila Olímpia

04552-040 São Paulo, SP, Brazil

Tel: + 55 11 3254 9810

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Donald Baker, Esq.

John Guzman, Esq.

White & Case LLP

Avenida Brigadeiro Faria Lima, 2,277 – 4th Floor

01452-000 São Paulo – SP, Brazil

Tel: +55 (11) 3147-5600

____________________

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)       The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
99.1.1	Material Fact (Fato Relevante) of Omega Geração S.A., dated September 24, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.1.2	Call Notice (Edital de Convocação), dated September 24, 2021, for Extraordinary General Shareholders’ Meeting of Omega Geração S.A. to be held on October 28, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.1.3	Quick Guide to the Business Combination (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.1.4	Material Fact (Fato Relevante) of Omega Geração S.A., dated October 7, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on October 12, 2021).
99.1.5	Notice to Shareholder (Aviso aos Acionistas) of Omega Geração S.A., dated October 7, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on October 12, 2021).
99.1.6	Material Fact (Fato Relevante) of Omega Geração S.A., dated October 28, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on November 2, 2021).
99.1.7	Notice to Shareholder (Aviso aos Acionistas) of Omega Geração S.A., dated December 6, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on November December 13, 2021).
99.1.8	Material Fact (Fato Relevante) of Omega Geração S.A. and Omega Energia S.A., dated December 10, 2021 (English translation).

(b)       Not applicable.

Item 2.	Informational Legends

Omega Geração S.A. (“Omega Geração”) and Omega Energia S.A. (“Omega Energia”) are Brazilian companies. Information distributed in connection with the proposed merger of shares (incorporação de ações) under Brazilian law of Omega Geração by Omega Energia is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements or financial information included herein has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and accounting practices in Brazil that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed merger of shares, since the companies are located in Brazil and all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger of shares, such as in open market or privately negotiated purchases.

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PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)       The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
99.2.1	Management’s Proposal (Proposta da Administração) of Omega Geração S.A., dated September 25, 2021, with respect to the Extraordinary General Shareholders’ Meeting of Omega Geração S.A. to be held on October 28, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.2	Protocol and Justification of Merger of Shares of Omega Geração S.A. by Omega Energia S.A. (Instrumento Particular de Protocolo e Justificação de Incorporação de Ações de Emissão da Omega Geração S.A. pela Omega Energia S.A.), entered into between Omega Geração S.A. and Omega Energia S.A., dated September 24, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.3	Minutes of the Meeting of the Board of Directors of Omega Geração S.A. held on September 24, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.4	Minutes of the Meeting of the Fiscal Council of Omega Geração S.A. held on September 24, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.5	Appraisal Report of Equity at Market Prices of Omega Energia S.A. and Omega Geração S.A. at Market Prices, dated September 23, 2021, prepared by Berkan Consultoria Empresarial Ltda. (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.6	Appraisal Report of Shares of Omega Geração S.A. at Book Value, dated September 23, 2021, prepared by Apsis Consultoria e Avaliações Ltda. (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.7	Economic and Financial Analysis Report, dated September 2021, prepared by Lazard Assessoria Financeira Ltda. (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.8	Interim Individual and Consolidated Financial Statements of Omega Geração S.A. as of and for the three and six months ended June 30, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.9	Interim Individual and Consolidated Financial Statements of Omega Geração S.A. as of and for the three months ended March 31, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.10	Interim Financial Statements of Omega Energia S.A. as of June 30, 2021 and for the period from June 28, 2021 to June 30, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.11	Condensed Consolidated Pro Forma Financial Information of Omega Energia S.A. as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.12	Interim Combined Financial Statements of the Omega Group as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.13	Combined Financial Statements of the Omega Group as of and for the three years ended December 31, 2020 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 4, 2021).
99.2.14	Amended and Restated Management’s Proposal (Proposta da Administração) of Omega Geração S.A., dated October 7, 2021, with respect to the Extraordinary General Shareholders’ Meeting of Omega Geração S.A. to be held on October 28, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on October 12, 2021).
99.2.15	Amendment No. 1 to Protocol and Justification of Merger of Shares of Omega Geração S.A. by Omega Energia S.A. (1º Aditamento ao Instrumento Particular de Protocolo e Justificação de Incorporação de Ações de Emissão da Omega Geração S.A. pela Omega Energia S.A.), entered into between Omega Geração S.A. and Omega Energia S.A., dated October 7, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on October 12, 2021).
99.2.16	Minutes of the Meeting of the Board of Directors of Omega Geração S.A. held on October 7, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on October 12, 2021).
99.2.17	Minutes of the Meeting of the Fiscal Council of Omega Geração S.A. held on October 7, 2021 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on October 12, 2021).
99.2.18	Amended and Restated Appraisal Report of Equity at Market Prices of Omega Energia S.A. and Omega Geração S.A. at Market Prices, dated October 7, 2021, prepared by Berkan Consultoria Empresarial Ltda. (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on October 12, 2021).

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99.2.19	Amended and Restated Condensed Consolidated Pro Forma Financial Information of Omega Energia S.A. as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020 (English translation) (previously furnished to the Commission as an exhibit to Form CB/A on October 12, 2021).
99.2.20	Minutes of the Extraordinary General Shareholders` Meeting held on October 28, 2021 (English translation). (previously furnished to the Commission as an exhibit to Form CB/A on November 1, 2021).
99.2.21	Amendment No. 2 to Protocol and Justification of Merger of Shares of Omega Geração S.A. by Omega Energia S.A. (Segundo Aditamento ao Instrumento Particular de Protocolo e Justificação de Incorporação de Ações de Emissão da Omega Geração S.A. pela Omega Energia S.A.), entered into between Omega Geração S.A. and Omega Energia S.A., dated October 28, 2021 (English translation). (previously furnished to the Commission as an exhibit to Form CB/A on November 2, 2021).
99.2.22	Minutes of the Meeting of the Board of Directors of Omega Geração S.A. held on October 28, 2021 (English translation). (previously furnished to the Commission as an exhibit to Form CB/A on November 2, 2021).
99.2.23	Notice to Shareholders of Omega Geração S.A., dated November 1, 2021 (English translation). (previously furnished to the Commission as an exhibit to Form CB/A on November 3, 2021).

(2)       Not applicable.

(3)       Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed by Omega Geração S.A. on October 4, 2021.

(2)       Not applicable.

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PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMEGA GERAÇÃO S.A.

Dated: December 15, 2021

By: /s/ Andrea Sztajn
Name: Andrea Sztajn
Title: Chief Financial Officer and Investor Relations Officer

By: /s/ Thiago Linhares
Name: Thiago Linhares
Title: Executive Officer